

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Edward Kovalik
Chief Executive Officer
Prairie Operating Co.
602 Sayer Street, Suite 710
Houston, TX 77007

      Re: Prairie Operating Co.
           Form 10-K/A for the Fiscal Year Ended December 31, 2023
           Filed March 20, 2024
           File No. 001-41895

Dear Edward Kovalik:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation